SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 April 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

            The Governor and Company of the Bank of Ireland (the "Bank")

2.         Reason for the notification (please tick the appropriate box or boxes):

            [X]     an acquisition or disposal of voting rights

             [ ]       an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

             [ ]       an event changing the breakdown of voting rights

3.         Full name of person(s) subject to the notification obligation:

           Hamblin Watsa Investment Counsel Ltd., as investment manager for the shareholders detailed at 4 below.

4.         Full name of shareholder(s) (if different from 3.)

            Advent Capital (No 3) Limited
            United States Fire Insurance Company
            Falcon Insurance Company (Hong Kong) Ltd
            Odyssey Re Holdings Corp.
            Fairfax (Barbados) International Corp.
            Northbridge General Insurance Corporation
            Odyssey Reinsurance Company
            Newline Corporate Name Limited
            RiverStone Insurance (UK) Limited
            RiverStone Insurance Limited
            TIG Insurance Company
            Clearwater Insurance Company
            TIG Insurance (Barbados) Limited
            Wentworth Insurance Company Limited
            Zenith Insurance Company
            Fairfax Financial Holdings Master Trust Fund

5.         Date of the transaction and date on which the threshold is crossed or reached:

        31 March 2015

6.         Date on which issuer notified:

            1 April 2015

7.         Threshold(s) that is/are crossed or reached:

         The voting rights controlled by Hamblin Watsa Investment Counsel Ltd. have reduced from 5.78% to 2.89% due to a sale of 2.89% of ordinary stock held in the Bank. As a result, the voting rights controlled by Hamblin             Watsa Investment Counsel Ltd. have moved below 3%.

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259)	1,871,642,572	1,871,642,572	Nil	Nil	935,821,286	Nil	2.89%

SUBTOTAL A (based on aggregate voting rights)	1,871,642,572	1,871,642,572	Nil	935,821,286		2.89%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Nil	Nil	Nil	Nil	Nil

		SUBTOTAL B (in relation to all expiration dates)	Nil	Nil

Total (A+B)	number of voting rights	% of voting rights
	935,821,286	2.89%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Hamblin Watsa Investment Counsel Ltd., a wholly owned subsidiary of Fairfax Financial Holdings Limited, acts as investment manager for each of Advent Capital (No. 3) Limited, Untied States Fire Insurance Company, Falcon Insurance Company (Hong Kong) Ltd, Odyssey Re Holdings Corp., Fairfax (Barbados) International Corp., Northbridge General Insurance Corporation, Odyssey Reinsurance Company, Newline Corporate Name Limited, RiverStone Insurance (UK) Limited, RiverStone Insurance Limited, TIG Insurance Company, Clearwater Insurance Company, TIG Insurance (Barbados) Limited, Wentworth Insurance Company Limited, Zenith Insurance Company, Fairfax Financial Holdings Master Trust Fund (the "Stockholders") and, pursuant to investment agreements with each of the Stockholders, has discretion over the voting rights attaching to the ordinary stock of the Bank owned by the Stockholders. Each of the Stockholders is a direct or indirect subsidiary of Fairfax Financial Holdings Limited.

10.        In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
            N/A

11.        Additional information:
            N/A

Done at Dublin on 1 April 2015
Contact: Helen Nolan, Group Secretary
Telephone: + 353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 01 April 2015